  First Asia Holdings Limited

14th Floor, 6 Knutsford Terrace

Tsim Sha Tsui, Kowloon, Hong Kong

April 13, 2012

Ms. Pamela Long

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Room 4561

100 F Street, N.E.

Washington, D.C. 20549

Re:

First Asia Holdings Limited

Preliminary Information Statement on Schedule 14C

Filed February 24, 2012

Your File No. 000-30801

Dear Ms. Long:

In connection with responding to your comment letter dated March 20, 2012, First Asia Holdings Limited, a Canadian corporation (the “Company”), hereby acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

Sincerely yours,

First Asia Holdings Limited.

/s/ Luj Lai Ching Kimmy, Chief Executive Officer